Suite # 507 – 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
Phone # 604-669-1081 Fax # 604-669-2015
Website: www.canadianrockport.com e-mail – crh@canadianrockport.com

October 18, 2005

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Canadian Rockport Homes International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 File No. 333-62786

Dear Mr. Cash,

This is in response to the Commission’s comments as reflected in its September 13, 2005 correspondence pertaining to the filing of our Form 10-K the year ended December 31, 2004. Our response is as follows:

Item 1 – General

The Registrant is in the process of preparing all delinquent Exchange Act filings including Form 10-Q’s for 2005.

Item 2 – Selected quarterly financial data as required by Item 302 of Regulation S-k>

The Registrant has amended its 10-K to include a revised Selected Financial Data section that reflects the required quarterly financial data.

Item 3 – Selected Financial Data

The Registrant has amended its 10-K to include a revised Selected Financial Data section that reflects the Registrant’s financial activity for the year ended December 31, 2000 previous omitted in its 10-K as originally filed.

Item 4 – Liquidity and Capital Resources

The Registrant has amended its 10-K to revise its discussion on liquidity and capital to include a discussion on how the Company intended to finance its 2005 activities.

Item 5 – Liquidity and Capital Resources

The Registrant has amended its 10-K to revise its discussion on liquidity and capital to include a discussion on Management’s cost estimate to complete the construction of its Chilean plant and how much Management’s expects to spend in 2005.

Item 6 – Table of Contractual Commitments

The Registrant has amended its 10-K to revise its discussion on liquidity and capital to include a table of contractual commitments as required by item 303(A)(5) of Regulation S-K. Please note that this information was already disclosed in the notes to the Registrant’s financial statements.

Item 7 – Report of Independent Registered Public Accounting Firm

The Registrant has amended its 10-K to include a revised opinion letter issued by its independent registered public accounting firm reflecting the city and state from where its opinion was issued from.

Item 8 – Recognition of Jonathon P. Reuben CPA, An Accountancy Corporation by the Commission to Provide Services as an Independent Auditor.

I.

Recognition of Jonathon P. Reuben CPA, An Accountancy Corporation by the Commission to Provide Services as an Independent Auditor.

The Commission is concerned that our independent auditor does not meet the requirements of Rule 2-0(a) of Regulation S-X which states “The Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. The Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office.”

As noted in the revised auditor’s opinion, the city and state where the firm rendered its opinion is Torrance, California, where the firm is licensed and in good standing. There is no requirement that the firm be licensed in Vancouver B.C. where our executive offices are located.

II.	Audit Procedures Used for Chilean Operations

In the course of the audit, Mr. Reuben’s firm obtain an understanding of the procedures used by the Registrant in initiating, authorizing, transacting, and recording transactions for our Chilean operations.

The majority of transactions for the Chilean operations are intiated by the Corporate office. All disbursements for Chile are approved by Corproate and copies of transactions are sent to Corporate by Chile. All account reconcilaitons are done by corporate.

In our audit, Mr. Reuben’s firm requested a sample of Chileean transactions taken from our general ledger,.which were were sent to them. They traced the transactions to the supporting document, voucher and source document (i.e. bank statement, copy of invoice, etc). They also took a random sample of activity from our Chilean bank statements and traced the activity to the general ledger. Prior to the release of of their opinion, Mr. Reuben flew to Chile and inpected the plant, interviewed personel , met with our banker, and inspected the land which we are in the process of purchasing.

Item 9 – Valuation of the Assets Received from 598546 BC Ltd in Exchange for 200,000 Shares of Company Common Stock

The valuation of the property was determined by management and agreed to by seller after due diligence on the part of management in the inspection of the property to be acquired and analyzing market prices of similar property at the time of acquisition. Based upon reviewing the fair market value of land of similar size in the area of the Company’s plant, it was determined that the value assigned to the land of $400,000 was reasonable and that its cost basis was not impaired as of December 31, 2004.

Item 10 – Consolidated Statement of Stockholders’ Equity (Deficit)

The Registrant has amended its 10-K to revise its include its consolidated statement of stockholders’ equity (deficit) in its entirety.

Item 11 – Property and Equipment (Note 1)

The Registrant has amended its 10-K to include a revision to its property and equipment disclosure as reflected in Note 1 to its consolidated financial statements to disclose the details and activity of construction-in-progress.

Item 12 – Controls and Procedures

The Registrant has amended its 10-K to revised the section “Controls and Procedures: to reflect that disclosed controls and procedures were effective as of the end of the Registrant’s fiscal year end.

Item 13 – Controls and Procedures Regarding Disclosures

The controls and procedures utilized by Management in recording, processing, summarizing, and reporting required disclosures are constantly being evaluated and reviewed by Management. Information required to be disclosed in filings with the Commission are accumulated through board resolutions, management meetings and teleconferences, e-mails, and the maintenance of contracts, agreements, and related correspondence which are reviewed by Management at the time it prepares a filing with the Commission to determine that the respective filing includes all required disclosures.

If I can be further assistance, please contact me.

Sincerely,

William Malone, President